Gobekli Inc.
Changes in Stockholders' Equity
Unaudited

	Common Stock		Add. Paid-in Capital	Owners' Contribution	Accumulated Deficit	Total
	Shares	Amount				
Stockholders equity, 1/1/2020	-	$ -	$ -	$ -	$ -	$ -
Issuance of common shares	2,500,000	25				25
Owners' contribution				226		226
Issuance of convertible notes						-
Net loss					(10,345)	(10,345)
Stockholders equity, Dec. 31, 2020	2,500,000	25	-	226	(10,345)	(10,095)
Owners' contribution				3,699		3,699
Net loss					(4,806)	(4,806)
Stockholders equity, Dec. 31, 2021	2,500,000	$ 25	$ -	$ 3,925	$ (15,151)	$ (11,201)